Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Three Months Ended March 31,
	2012 (1)	2013 (1)
Income before extraordinary item	$36	$19
Income taxes	5	9
Capitalized interest	(1)	(2)
	40	26
Fixed charges, as defined:

Interest	75	65
Capitalized interest	1	2
Interest component of rentals charged to operating expense	—	—
Total fixed charges	76	67

Earnings, as defined	$116	$93

Ratio of earnings to fixed charges	1.53	1.39
  ____________

(1)
Excluded from the computation of fixed charges for the three months ended March 31, 2012 and 2013 is interest income of $5 million and less than $1 million, respectively, which is included in income tax expense.